Exhibit 99.1

ASX Release

PERTH, 10 JANUARY 2017, ASX: MKB

APPENDIX 3Y: CHANGE OF DIRECTOR’S INTEREST NOTICES

PERTH, AUSTRALIA; 10th JANUARY 2017: Moko Social Media Limited (“Moko” or “the Company”) (ASX: MKB, OTC: MOKOY) refers to the Appendix 3Y: Change of Directors Interest Notices lodged today which notifies of unlisted options issued to Directors as approved by shareholders at the 2016 Annual General Meeting.

The Company notes that this notice was filed late to the requirements of ASX Listing Rule 3.19A due to an administrative oversight over the Christmas and New Year period.

The Company has agreements in place with each Director to ensure compliance with Listing Rule 3.19A and 3.19B and monitors daily share registry movements. We believe the processes in place are adequate.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

For further information please contact:

Emma Waldon – Company Secretary

Email: emma.waldon@mokosocialmedia.com

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